[Letterhead of Paringa Resources Limited]

September 27, 2018

VIA EDGAR AND ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Ruairi Regan

Re:	Paringa Resources Limited
Registration Statement on Form 20-F (File No. 001-38642)

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the registrant Paringa Resources Limited (the “Company”), respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 5:00 p.m. Eastern time on Thursday, September 27, 2018 or as soon as possible thereafter.

The Company has been informed by the Nasdaq Capital Market (“Nasdaq”) that Nasdaq will certify to the Commission that the Company has been approved by Nasdaq for listing and registration.

We understand that The Bank of New York Mellon, as Depositary for securities against which American Depositary Shares are to be issued, has requested that Form F-6 Registration Statement of the Company (File No. 333-227293) be declared effective simultaneously with the Form 20-F, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we concur with that request.

Please do not hesitate to contact Eric Scarazzo of Gibson, Dunn & Crutcher LLP at (212) 351-2389 or John Gaffney of Gibson, Dunn & Crutcher LLP at (212) 351-2626, with any questions or comments with respect to this letter.

Very truly yours,

By:	/s/ Todd Hannigan
Todd Hannigan
Chief Executive Officer